SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9076

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Fortune Brands Hourly Employee Retirement Savings Plan

December 31, 2010 and 2009

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Hourly Employee Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corporate Employee Benefits

Committee of Fortune Brands, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Fortune Brands Hourly Employee Retirement Savings Plan (the “Plan”), as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, and schedule of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 29, 2011

Fortune Brands Hourly Employee Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

(Dollars in thousands)

	2010	2009
Assets
Plan’s interest in Fortune Brands, Inc.
Master Trust net assets	$110,079	$96,926
Receivables
Company contributions	181	139
Participant contributions	204	206
Notes receivable from participants	8,636	7,996

Total receivables	9,021	8,341
Liabilities
Accrued administrative expenses	124	—

NET ASSETS AVAILABLE FOR BENEFITS	$118,976	$105,267

The accompanying notes are an integral part of these statements.

Fortune Brands Hourly Employee Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2010 and 2009

(Dollars in thousands)

	2010	2009
Additions
Allocated share of Fortune Brands, Inc.
Master Trust investment income	$12,066	$16,635
Interest income on notes receivable from participants	359	459
Company contributions	4,434	4,317
Participant contributions	9,243	8,811
Rollover contributions	135	124
Transfers into the Plan (Note C)	551	994

Total additions	26,788	31,340
Deductions
Benefits paid to participants	11,721	15,359
Administrative expenses	695	—
Transfers from the Plan (Note C)	663	638

Total deductions	13,079	15,997

NET INCREASE	13,709	15,343
Net assets available for benefits
Beginning of year	105,267	89,924

End of year	$118,976	$105,267

The accompanying notes are an integral part of these statements.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

(Dollars in thousands)

NOTE A - DESCRIPTION OF PLAN

General

The Fortune Brands Hourly Employee Retirement Savings Plan (the “Plan”) is a defined tax-qualified contribution retirement plan covering certain hourly, non-union employees of certain operating subsidiaries of Fortune Brands, Inc. (“Fortune”). The Plan is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). MasterBrand Cabinets, Inc. (“MasterBrand”) which includes Omega Cabinets, Ltd.; Moen Incorporated; Therma-Tru Corp. (“Therma-Tru”), which includes Fypon, LLC; Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc., SimEx, Inc., and Hy-Lite Products, Inc.; and Waterloo Industries, Inc. were the operating subsidiaries that contributed to the Plan in 2010 and 2009 and are referred to collectively as the “Companies” and individually as a “Company.”

The financial statements present the net assets available for benefits as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Retirement Savings Plan. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee”).

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan administrator at 520 Lake Cook Road, Deerfield, Illinois 60015.

Contributions

The Plan is a tax-qualified defined contribution retirement plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Pursuant to the terms of the Plan, participants may make tax deferred contributions under Section 401(k) of the Code of up to 50% of their “eligible compensation” (as defined under the Plan). Participants’ annual tax deferred contributions are limited by the Code to $16.5 in 2010 and 2009. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect to make additional unmatched, pretax “catch up” contributions of up to $5.5 in 2010 and 2009.

The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions may not exceed 50% of the participant’s total eligible compensation. If a participant has reached the limitations on tax deferred contributions as described above, the participant may elect to have the tax deferred contributions automatically switch to after-tax contributions.

Participants that are eligible to make tax deferred contributions may roll over balances from another eligible tax qualified retirement plan or individual retirement account into the Plan.

Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan become automatically enrolled in the Plan and are deemed to have elected to make tax deferred contributions equal to 3% of their eligible compensation. In addition, participants making tax deferred contributions automatically have their contribution rate increased by 1% on the first payroll period for which it is administratively feasible following May 1 of each year unless they affirmatively declined participation in the automatic increase program. The automatic deferral increase program does not apply to participants who are deferring 6% or more of their eligible compensation. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase at any time.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

(Dollars in thousands)

On behalf of each eligible participant, Therma-Tru will make a Qualified Nonelective Contribution each payroll period in the amount of 3% of compensation. Any Qualified Nonelective Contribution made by Therma-Tru will be allocated to the qualified nonelective employer contribution (QNEC) accounts of eligible participants based on such eligible participants’ respective compensation for such Plan year.

Most of the Companies provide a matching contribution (in varying amounts stated in the Plan) on a participant’s pre-tax elective contributions. MasterBrand’s Kinston location made profit-sharing contributions for their eligible employees in 2010 and 2009. For more information on the amount of profit-sharing and matching contributions provided by each Company, refer to the Plan document, which is available from the Plan administrator.

Participants may direct the investment of their accounts in the available investment funds under the Plan. The Plan makes various investment funds available to participants, including a Fortune common stock fund (“Fortune Stock Fund”). The Plan designates the Fortune Stock Fund as an employee stock ownership plan (“ESOP”).

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions, Qualified Nonelective Contributions, plus earnings on their contributions. Vesting in the Company matching, plus earnings on those contributions, occurs after one year of service.

Therma-Tru participants are 100% vested in the Therma-Tru profit-sharing account at all times. MasterBrand’s Kinston location participants are 100% vested in the Kinston profit-sharing account at all times.

Forfeitures

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $297 and $404, respectively. These accounts will be used to reduce future Company contributions or Plan expenses. Also, Company contributions were reduced by $44 and $46 during the years ended December 31, 2010 and 2009, respectively, from forfeited nonvested accounts and Plan expenses were reduced by $92 during the year ended December 31, 2010 from forfeited nonvested accounts.

Notes Receivable from Participants

A participant may apply for a loan of at least $1 from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts) in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also does not exceed $50. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

(Dollars in thousands)

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or who have attained age 59-1/2. Beginning January 1, 2010, a participant is permitted to request rollover distributions from their Plan accounts into a Roth IRA.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Adoption of New Accounting Guidance

In 2009, the Financial Accounting Standards Board (“FASB”) issued updates to the initial fair value measurements and disclosures guidance that covered determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Such guidance expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table to be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB amended the fair value measurements and disclosures for investments in certain entities that calculate net asset per share (or its equivalent). The amendment expanded the required disclosures for certain investments with a reported net asset value. The Plan adopted both changes to the fair value measurements and disclosures guidance on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

In January 2010, the FASB amended the fair value measurements and disclosures by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. With respect to matters other than the reconciliation of Level 3 measurements, the amendment has been adopted. The Plan is currently evaluating the impact this amendment will have on the financial statements Level 3 disclosure. See Note B – Investment Valuation for a description of the three-tiered investment fair value hierarchy.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

(Dollars in thousands)

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $7,996 for the year ended December 31, 2009, from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

(Dollars in thousands)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2010 and 2009.

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Interest bearing cash: Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds: Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds: Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market and the underlying assets owned by the fund are traded on active markets.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note D – Investment in Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2010 and 2009.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

(Dollars in thousands)

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation (depreciation), along with dividend income and interest income not from notes receivables from participants are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Fortune Brands, Inc. Master Trust investment income.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Operating Expenses

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and record keeper expenses and are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Fortune Brands, Inc. Master Trust investment income. Other expenses are paid directly by Fortune.

NOTE C - TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the Fortune Brands Retirement Savings Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between operating companies. Transfers out to other Plans were $663 and $638 at December 31, 2010 and 2009, respectively. Transfers in were $551 and $994 at December 31, 2010 and 2009, respectively.

NOTE D - INVESTMENT IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 12.78% and 12.71% in the Master Trust’s net assets at December 31, 2010 and 2009, respectively.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

(Dollars in thousands)

The Master Trust’s net assets at December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Assets
Investments, at fair value
Interest bearing cash	$70,285	$74,649
Mutual funds	443,871	396,580
Collective trust funds	231,070	192,126
Common stock	117,594	98,894

Total investments	862,820	762,249
Due from brokers	618	1,625

Total assets	863,438	763,874
Liabilities
Accrued administrative expenses	148	—
Other payables	380	454
Due to brokers	1,599	819

Total liabilities	2,127	1,273

Net assets of the Master Trust available for benefits	$861,311	$762,601

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2010 and 2009, are as follows (in thousands):

	2010	2009
Net appreciation in fair value
Mutual funds	$34,295	$59,187
Collective trust funds	27,427	44,282
Common stock	25,869	18,263

Net appreciation in fair value of investments of the Master Trust	87,591	121,732
Interest income	38	728
Dividend income	15,334	12,775
Administrative expenses	(949)	(912)

Total Master Trust investment income	$102,014	$134,323

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

(Dollars in thousands)

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2010 and 2009 (in thousands):

	2010
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$70,285	$—	$—	$70,285
Mutual funds
U.S. large cap equity	224,903	—	—	224,903
U.S. small cap equity	34,700	—	—	34,700
International equity	70,378	—	—	70,378
Core fixed income	113,890	—	—	113,890

Total mutual funds	443,871	—	—	443,871
Collective trust funds
Lifepath (a)	—	231,070	—	231,070
Common stock
U.S. small cap equity	60,282	—	—	60,282
Fortune Brands, Inc.	57,312	—	—	57,312

Total common stock	117,594	—	—	117,594

Total investments at fair value	$631,750	$231,070	$—	$862,820

	2009
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$74,649	$—	$—	$74,649
Mutual funds
U.S. large cap equity	204,166	—	—	204,166
U.S. small cap equity	18,232	—	—	18,232
International equity	65,876	—	—	65,876
Core fixed income	108,306	—	—	108,306

Total mutual funds	396,580	—	—	396,580
Collective trust funds
Lifepath (a)	—	192,126	—	192,126
Common stock
U.S. small cap equity	56,858	—	—	56,858
Fortune Brands, Inc.	42,036	—	—	42,036

Total common stock	98,894	—	—	98,894

Total investments at fair value	$570,123	$192,126	$—	$762,249

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

(Dollars in thousands)

(a)	The collective trust funds are valued at their December 31, 2010 and 2009 net asset value per share as provided by the funds’ administrator. The investment strategy of these funds is to maximize total return with a risk level that may be appropriate for each fund’s particular timeframe by holding a mix of stocks and fixed income instruments and gradually shifting to a conservative risk level at the end of the timeframe. Redemption from these funds is permitted with 30-days notice.

NOTE E - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE F - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated April 4, 2008, that the plan and related trust are designed in accordance with applicable sections of the Code. This determination letter is applicable to IRS review of the working copy of the Plan and the associated amendments submitted with the application dated February 21, 2007. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit with respect to any tax periods in progress.

NOTE G - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also holds shares of Fortune Common Stock in a unitized fund which is made up primarily of stock plus a percentage of short term investments.

Fees have been paid to Fidelity by the Plan for record-keeping and investment management services for the years ended December 31, 2010 and 2009.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

(Dollars in thousands)

NOTE H - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and Fortune, as plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE I - SUBSEQUENT EVENTS

On December 8, 2010, Fortune announced that its Board of Directors approved in principle a separation of Fortune’s three business segments. The broad plan includes: the tax-free spin-off to Fortune stockholders of the Home & Security business into an independent, publicly-traded company; the sale or spin-off of its Golf business; and the continuation of Fortune as an independent, publicly-traded company focused solely on its Spirits business.

Fortune expects that upon the completion of the spin-off of the Home & Security business, sponsorship of the Plan shall transfer to the Home & Security holding company. The Plan’s assets relating to the Golf business will be transferred into a new plan. Fortune expects to complete these transactions by the end of 2011.

The Companies have evaluated subsequent events from December 31, 2010 through the date these financial statements were available to be issued. Other than as described above, there were no other subsequent events that require recognition or additional disclosure in these financial statements of the Plan.

SUPPLEMENTAL SCHEDULES

Fortune Brands Hourly Retirement Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

(Dollars in thousands)

(a)	(b) (c) Description and identity of issue, borrower, lessor or similar party	(d) Cost**	(e) Current value
	Loans to participants -
*	Interest rates ranging from 3.25% to 9.50%		$8,636

			$8,636

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for investments that are fully participant directed.

Fortune Brands Hourly Employee Retirement Savings Plan

SCHEDULE H, LINE 4a - SCHEDULE OF NON-EXEMPT TRANSACTIONS

FOR DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2010

(Dollars in Thousands)

Participant Contributions Transferred Late to Plan	Total That Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
$0.3	$0.3			$—

	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
	$—	$0.3	$—

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

June 29, 2011	By:	/s/ FRANK J. CORTESE
Frank J. Cortese, Chairman
Corporate Employee Benefits Committee of
Fortune Brands, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.